David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

January 10, 2022

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Super Group (SGHC) Ltd
Amendment No. 4 to Registration Statement on Form F-4
Filed December 22, 2021
File No. 333-259395

Ladies and Gentlemen:

Set forth below are the responses of Super Group (SGHC) Ltd (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated January 6, 2022, with respect to the Amendment No. 4 to Registration Statement on Form F-4 filed with the Commission on December 22, 2021, File No. 333-259395 (such Registration Statement the “Registration Statement” and such amendment “Amendment No. 4”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in our responses correspond to the Amendment No. 5, unless otherwise specified.

Amendment No. 4 to Registration Statement on Form F-4 Filed December 22, 2021

General

1.

We note your response to comment 2 and your revised disclosure that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a) and that any repurchases to be made by or on behalf of SEAC or its affiliates would only be made in compliance with Rule 14e-5. Please provide your analysis as to how repurchases made by or on behalf of SEAC or its affiliates would comply with Rule 14e-5, given the definition of “covered person” provided in Rule 14e-5(c)(3)(i). Alternatively, please revise your disclosure to clarify that there will be no repurchases made by or on behalf of SEAC or its affiliates.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26, 97, 109 and 196 to clarify that there will be no repurchases made by or on behalf of SEAC or its affiliates.

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Securities and Exchange Commission

January 10, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David G. Peinsipp of Cooley LLP at +1 415-693-2177.

Very truly yours, Cooley LLP

/s/ David G. Peinsipp
David G. Peinsipp

Enclosures

cc:	Justin Stock, Cooley LLP
Garth Osterman, Cooley LLP
Miguel Vega, Cooley LLP
Carl Marcellino, Ropes & Gray LLP
Paul Tropp, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP